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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 AND ENDING 09/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd, P O Box 999
(No. and Street)

Essex CT 06426
(City) (State) (Zip Code)

Mail Processing Section
NOV 2 2008
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Terribile 860-767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley PC
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Ave Hartford CT 06106-5700
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op

Title

Notary Public

My Commission Expires 12/31/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 25, 2008

Mr. William J. Terribile, Jr.
Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2008.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2008 quarter prior to its accountants preparing and providing to the Company the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to our audit of the financial statements. We found no items requiring adjustment during the course of our audit.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Barbara J. Snyder

Barbara J. Snyder, Partner
Whittlesey & Hadley, P.C.

EssexFinancialServices

Audited Financial Statements

For Regulatory Filing

September 30, 2008

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

We have audited the accompanying statement of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2008 and 2007 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 25, 2008

Statements of Financial Condition

September 30, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 1,711,956	$ 1,751,020
Receivables from brokers or dealers	74,133	47,395
Other income receivable	381,134	432,562
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $509,373 and $566,178 at September 30, 2008 and 2007 respectively	211,863	232,915
Intangible asset, net	5,452	27,263
Other assets	271,798	205,785
Total assets	$ 2,656,336	$ 2,696,940
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 757,680	$ 706,960
Deferred revenue	342,029	328,116
Dividend payable	97,500	97,500
Other liabilities	73,210	317,886
Total liabilities	1,270,419	1,450,462
Commitments and contingent liabilities	-	-
Stockholders' equity		
Common stock, no par value; 2,000 shares authorized; 500 shares issued and outstanding	502,000	502,000
Retained earnings	883,917	744,478
Total stockholders' equity	1,385,917	1,246,478
Total liabilities and stockholders' equity	$ 2,656,336	$ 2,696,940

See accompanying notes to financial statements.

Statements of Income

For the years ended September 30, 2008 and 2007

	2008	2007
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 352,248	$ 344,675
Commissions from other securities	(70,515)	(104,799)
Revenue from sales of investment company shares	1,084,281	1,145,604
Fees for account supervision, investment advisory and administrative services	8,997,487	7,821,923
Other income	1,089,555	1,422,801
Total commission and other income	11,453,056	10,630,204
Expenses		
Salaries and employment costs for stockholder officers	1,010,302	917,343
Other employee compensation and benefits	5,720,271	5,215,783
Regulatory fees and expenses	42,517	53,174
Other expenses	2,757,018	2,727,954
Total expenses	9,530,108	8,914,254
Income before provision for income tax expense	1,922,948	1,715,950
Provision for income tax expense	767,495	699,936
Net Income	$ 1,155,453	$ 1,016,014

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2008 and 2007

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2006	$ 502,000	$ 397,440	$ 899,440
Net income	-	1,016,014	1,016,014
Dividends paid and accrued	-	(668,976)	(668,976)
Balance at September 30, 2007	502,000	744,478	1,246,478
Net income	-	1,155,453	1,155,453
Dividends paid and accrued	-	(1,016,014)	(1,016,014)
Balance at September 30, 2008	$ 502,000	$ 883,917	$1,385,917

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended September 30, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 1,155,453	$ 1,016,014
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	77,230	74,520
Provision for deferred income tax expense	2,000	18,700
Loss on disposition of assets	-	22
Net change in:		
Receivables from brokers or dealers	(26,738)	(5,959)
Other income receivable	51,428	(77,590)
Other assets	(66,013)	(46,360)
Accrued expenses	50,720	283,423
Deferred revenue	13,913	71,230
Other liabilities	(246,676)	199,035
Net cash provided by operating activities	1,011,317	1,533,035
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(34,367)	(73,910)
Net cash used by investing activities	(34,367)	(73,910)
Cash flows from financing activities		
Dividends paid	(1,016,014)	(668,976)
Net cash used by financing activities	(1,016,014)	(668,976)
Increase (decrease) in cash and cash equivalents	(39,064)	790,149
Cash and cash equivalents at beginning of period	1,751,020	960,871
Cash and cash equivalents at end of period	$ 1,711,956	$ 1,751,020

Supplemental disclosures

Cash paid during the year for:

	2008	2007
Interest expense	$ -	$ 333
Income taxes	$ 1,108,831	$ 464,176

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (the SEC) and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash is a $100,000 clearing deposit required to be held at Pershing, the Company's clearing agent, as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and improvements are stated at cost less accumulated depreciation.

Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2008 and 2007 of $55,419 and $52,710 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $22,684 and $41,096 for the year ended September 30, 2008 and 2007, respectively.

Intangible Asset

In December, 2003, the Company paid certain fees related to client retention in the amount of $109,050. These costs have been capitalized and are being amortized on a straight line basis over a five year period. Accumulated amortization was $103,597 and $81,787 at September 30, 2008 and 2007, respectively.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Tax Positions." This Interpretation clarifies the application of SFAS. No. 109, "Accounting for Income Taxes," by establishing a threshold condition that a tax position must meet for any part of the benefit of that position to be recognized in the financial statements. In addition to recognition, FASB Interpretation No. 48 provides guidance concerning measurement, derecognition, classification, and disclosure of tax positions. On November 7, 2007, the FASB voted to defer the effective date for nonpublic companies to fiscal years beginning after December 15, 2007. Adoption of this Interpretation is not expected to have a significant impact on the results of operations and financial condition.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

Notes to Financial Statements

5. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2008, the Company's regulatory net capital of $812,585 exceeded required net capital by $730,618. Aggregate indebtedness was $1,229,519, resulting in a ratio of aggregate indebtedness to net capital of approximately 1.51 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

6. Operating Leases

The Company leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

	Amount
Year ending September 30, 2009	$ 38,161
2010	2,671
2011	2,671
2012	2,671
2013	1,336
Total minimum lease payments	$ 47,510

7. Rent

The Company entered into a ten year lease agreement in 1998 to rent its office space from Rafal Family Limited Liability Company, a related party. On June 1, 2008, the Company exercised its first five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has two remaining renewal options for terms of five years each.

The following is a schedule of the future minimum rental payments called for under the lease:

		Amount
Year ending September 30,	2009	$ 193,968
	2010	193,968
	2011	193,968
	2012	193,968
	2013	129,312
		$ 905,184

Rent expense for the year ended September 30, 2008 and 2007 was $175,942 and $158,391, respectively.

8. Income Taxes

The provision for income tax expense for the year ended September 30, 2008 and 2007 consists of the following components:

	2008		
	Current	Deferred	Total
Federal income tax expense	$ 620,309	$ 1,600	$ 621,909
State income tax expense	145,186	400	145,586
Provision for income tax expense	$ 765,495	$ 2,000	$ 767,495

	2007		
	Current	Deferred	Total
Federal income tax expense	$ 536,189	$ 15,100	$ 551,289
State income tax expense	145,047	3,600	148,647
Provision for income tax expense	$ 681,236	$ 18,700	$ 699,936

Notes to Financial Statements

8. Income Taxes - *(Continued)*

The Company's net deferred tax assets (liabilities) at September 30, 2008 and 2007 consist of the following:

	2008	2007
Deferred tax assets		
Expenses recorded for books but not tax	$ -	$ 12,500
Deferred tax liabilities		
Depreciation expense	(40,900)	(51,400)
Net deferred tax liabilities	$ (40,900)	$ (38,900)

9. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2008 and 2007 was $212,146 and $199,312, respectively.

10. Concentrations of Credit Risk

The Company maintains its cash in local financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. At September 30, 2008, uninsured cash balances were approximately $1,306,000.

The Company also maintains cash equivalents, consisting of money funds, which are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2008, the money funds balances were approximately $116,000.

11. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the year ended September 30, 2008.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2008

Computation of Net Capital:		
Total stockholders' equity		$ 1,385,917
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 211,863	
Commissions receivable - 12B-1 fees	162,744	
Other assets	198,725	
Total non-allowable assets		573,332
Net capital before haircuts on securities positions		812,585
Haircuts on securities - other securities		-
Net capital		$ 812,585
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 1,229,519
Total aggregate indebtedness		$ 1,229,519
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 81,967
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 81,967
Excess net capital		$ 730,618
Excess net capital at 1000%		$ 689,633
Ratio of aggregated indebtedness to net capital		1.51
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2008:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 812,585
Audit adjustments:		
None	$ -	
		-
Net capital		$ 812,585

END